[LOGO]   Viper Networks, Inc.
Your Internet phone company™

August 16, 2006
Filed by EDGAR

Mr. Stephen G. Krikorian,
Branch Chief - Accounting
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Viper Networks, Inc.
File No. 0-32939
Your Comment Letter of August 14, 2006
Form 8-K filed on August 11, 2005

Dear Mr. Krikorian:

We have amended Viper’s Form 8-K to note that the principal independent accountant’s reports (opinion) for the years ended December 31, 2004 and December 31, 2005 included a going concern qualification of their opinion.

The Company acknowledges that:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filing,
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Farid Shouekani
Farid Shouekani
President and Chief Executive Officer

cc:    file
         Mr. Armando C. Ibarra, Jr., CPA
         Mr. William Aul, Esq.